Exhibit 99.3

Freeline Reports Half Year 2020 Financial Results and Recent Business Highlights

Will report updated durability data from Phase 1/2 B-AMAZE trial in Haemophilia B in Q4

Third wholly-owned programme expected to be in the clinic in 2021

Strong cash position with over $250 million at 30 September

LONDON, 29 October 2020 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage, fully integrated, next generation, systemic, liver directed, AAV-based gene therapy company today announced its financial results for the first half of 2020 and provided a business update.

“2020 has been a transformative year for Freeline, marked by encouraging clinical progress in our Haemophilia B and Fabry programmes, a strengthened management team and the successful completion of our Series C round and Nasdaq initial public offering,” said Theresa Heggie, Chief Executive Officer of Freeline Therapeutics. “With a strengthened balance sheet, we are now well positioned to achieve upcoming clinical milestones, which include the presentation of updated data from our B-AMAZE trial for Haemophilia B by the end of this year evaluating FLT180a, the only gene therapy candidate showing durable Factor 9 (FIX) activity in the normal range. In 2021 we expect to continue our progress in the clinic with the initiation of a pivotal trial in Haemophilia B, continued progress in our MARVEL1 study in Fabry disease, and the initiation of our Phase 1/2 trial for Gaucher disease. On the preclinical front, we will continue to advance our potentially best-in-class Haemophilia A programme. Importantly, all these programmes are wholly owned and leverage Freeline’s proprietary AAVS3 capsid which has been engineered for high potency to achieve durable, functional cures by achieving normal levels of protein expression at doses lower than those seen in wild-type AAV constructs.”

Business Highlights and Upcoming Milestones

Haemophilia B

•

Completed dosing and reported initial data from the Phase 1/2 adaptive dose finding B-AMAZE trial to assess the safety and efficacy of systemic administration of FLT180a in adult patients with severe Haemophilia B

o	Dosed 10 patients across four dose cohorts, with all patients having completed 6-month follow-up and now enrolled in the ongoing long-term extension study
•	Reported data that suggest FLT180a is the only treatment that has demonstrated durable levels of FIX activity in the normal range, with no bleeds requiring supplemental FIX to date
•	Refined our prophylactic immune management regimen, enabling control of transaminitis and preservation of gene expression, and demonstrated an overall favourable safety profile
•	Began enrollment of patients in the 6-month baseline run in study for the planned Phase 2b/3 pivotal trial, with initiation expected mid-year 2021

•	End of Phase 2 Meeting with the U.S. Food and Drug Administration (FDA) is anticipated before year end 2020, to align on a final dose and pivotal study design
•

Presented data from the B-AMAZE trial at the 13th Annual Congress of the European Association for Haemophilia and Allied Disorder (EAHAD) on February 7, 2020 and the International Society on Thrombosis and Haemostasis (ISTH) 2020 Meeting on July 13, 2020.

•

Announced an agreement with Thermo Fisher Scientific securing dedicated production capacity and resources for the manufacture of FLT180a from 2021 to 2027, to support the planned Phase 2b/3 pivotal clinical trial and potential commercialisation

Fabry Disease

•	Dosed the first patient in the ongoing MARVEL1 study, an adaptive dose finding Phase 1/2 study to assess the safety and efficacy of FLT190 in adult males with classic Fabry Disease
•

On February 12, 2020, presented preliminary data at the 16th annual WORLD SymposiumTM showing that, in the first patient dosed, the infusion was well tolerated and resulted in a four-fold increase in plasma αGLA activity by week four and maintained through the data cutoff at week 20

•	Received Orphan Drug Designation from the European Commission and the U.S. FDA for FLT190 for the treatment of Fabry Disease

Gaucher Disease

•

On February 12, 2020, presented preclinical data at the 16th annual WORLD SymposiumTM demonstrating that Freeline’s proprietary, in-house engineered GCase enzyme, with enhanced plasma stability for a 20-fold longer half-life, provides long term sustained steady state levels of fully active GCase in the bloodstream after a single injection. Uptake by macrophages in key organs, substrate clearance and greater bioavailability than the enzyme replacement therapy (ERT) velaglucerase alfa were observed

Haemophilia A

•

On May 13, 2020, presented preclinical data at the 23rd Annual American Society of Gene & Cell Therapy Meeting detailing highly potent gene therapy candidates for Haemophilia A utilising novel, proprietary Factor VIII constructs that fit within the natural capacity of the AAV capsid

Manufacturing and CMC Platform

•

Continued development of CMC platform and production using Freeline’s proprietary manufacturing processes and related analytics at four locations in three countries, including Freeline’s current good manufacturing practice (GMP) suite at the Cell and Gene Therapy Catapult Manufacturing Centre in the U.K., as well as Brammer, Novasep and Pall Corporation

•	Further advanced industry leading, proprietary analytic methods including long-read next generation sequencing (LR-NGS) for optimization of vector integrity and safety of product candidates
•	On May 12, 2020, presented at the 23rd Annual American Society of Gene & Cell Therapy (ASGCT) Meeting an in-depth analysis of AAV vector packaging and proprietary analytical tools, as well as the differences between classical vector preparations and Freeline’s split packaging plasmid system
•

On May 14, 2020, presented at the 23rd Annual ASGCT Meeting the development of Freeline’s commercial scale adherent cell culture bioreactor platform process for production of high potency and quality AAV product

•	Developed design concept for a Freeline manufacturing facility capable of meeting mid to long term clinical and commercial needs

Corporate

•	Completed initial public offering for total net proceeds of $166.6 million
•	Completed $120 million Series C financing
•	Appointed Theresa Heggie as Chief Executive Officer
•	Appointed Julie Krop, M.D. as Chief Medical Officer
•	Promoted Romuald Corbau, Ph.D. from Senior Vice President, Research to Chief Scientific Officer

First Half 2020 Financial Highlights

Total operating expenses increased by approximately $11.4 million from $29.7 million for the six months ended June 30, 2019 to $41.1 million for the six months ended June 30, 2020.

Research and development expenses increased by approximately $5.8 million from $23.6 million for the six months ended June 30, 2019 to $29.4 million for the six months ended June 30, 2020. The increase in research and development expenses was primarily attributable to an increase in spending on FLT180a specifically related to the ongoing Phase 1/2 B-AMAZE clinical trial and planned pivotal clinical trial as well as unallocated costs for all research and development activities including increased discovery costs.

General and administrative expenses increased by $5.3 million from $6.0 million for the six months ended June 30, 2019, to $11.3 million for the six months ended June 30, 2020. The increase in general and administrative expenses was primarily attributable to increased legal and professional fees, and personnel costs.

Total other income, net was $7.8 million for the six months ended June 30, 2020, compared to $5.1 million for the six months ended June 30, 2019. During the six months ended June 30, 2020 and 2019, Freeline recognised an R&D tax credit from the U.K. as a benefit within other income for approximately $6.9 million and $5.1 million, respectively.

In June 2020, Freeline received net cash proceeds of approximately $69.0 million from the sale of series C preferred shares. During the six months ended June 30, 2020, net cash provided by financing activities was $67.9 million, consisting of net cash proceeds from the sale and issuance of series C preferred shares.

During the six months ended June 30, 2020, net cash used in operating activities was $30.7 million, primarily resulting from a net loss of $33.3 million, adjusted for non-cash charges of $0.9 million for depreciation and $0.6 million of non-cash share-based compensation. The net loss was also partially offset by $0.9 million related to changes in components of working capital, including a $9.0 million increase in prepaid expenses and other assets and a $9.9 million increase in accounts payable and accrued expenses, all of which relate to increased research and development spending on preclinical and clinical trials and increased general and administrative spending resulting from increased professional and legal expenses incurred in conjunction with preparation for becoming a public company.

On July 1, 2020, Freeline received an aggregate of approximately $10.0 million in additional proceeds from the sale of series C preferred shares, bringing the total net proceeds of the Series C financing to $79.0 million.

On August 11, 2020, the Company completed a Nasdaq IPO of 8,823,529 American Depositary shares (“ADSs”) representing the same number of ordinary shares at an IPO price of $18.00, for total net proceeds of approximately $147.7 million. On August 20, 2020, the underwriters of the IPO exercised a portion of their overallotment option by purchasing an additional 1,128,062 ADSs representing the same number of ordinary shares for additional net proceeds of $18.9 million. The total net proceeds from the IPO was $166.6 million.

As of June 30, 2020 and September 30, 2020, Freeline had cash and cash equivalents of $106.6 million and $252.6 million, respectively.

As of September 30, 2020, the Company had 35,872,749 ordinary shares outstanding.

Freeline anticipates transitioning to quarterly reporting of financial results in 2021.

About Freeline

Freeline is a clinical-stage biotechnology company focused on AAV-based gene therapy targeting the liver. Its vision is to create better lives for people suffering from chronic, systemic diseases using the potential of gene therapy as a one-time treatment to provide a potential functional cure. Freeline is headquartered in the U.K. and has operations in Germany and the U.S.

About Haemophilia

Haemophilia is a genetic bleeding disorder where a protein made by the body to help make blood clot is either partly or completely missing. This protein is called a clotting factor. In Haemophilia A, there is a deficiency of the clotting factor VIII (eight) protein and in Haemophilia B, there is a deficiency of the clotting factor IX (nine) protein. Haemophilia mainly affects boys and men; however, women can be ‘carriers’ of the affected gene and may experience symptoms. Haemophilia A is the most common type of Haemophilia affecting about one in every 5,000 males, while Haemophilia B affects about one in every 30,000 males. Haemophilia is classified as mild, moderate or severe, depending on the level of clotting factor VIII or IX in the blood and is diagnosed through blood tests.

About FLT180a

The Freeline Haemophilia B programme, FLT180a, uses a synthetic AAVS3 capsid and a gain of function variant of human factor IX (FIX). The therapy is currently being studied in a Phase 1/2 trial, B-AMAZE, with the goal of normalising FIX activity in patients with moderate and severe Haemophilia.

About Fabry Disease

Fabry Disease is an inherited, X-linked disease characterised by the progressive accumulation of glycosphingolipids in lysosomes throughout the body.  It is caused by mutations in the gene encoding of the α-galactosidase A enzyme (αGLA) responsible for the breakdown of globotriaosylceramide (Gb3), a type of glycosphingolipid.

The condition ranges from mild to severe and may appear anytime from childhood to adulthood. The progressive accumulation of Gb3 leads to organ damage, major disability and often early mortality. Symptoms and signs include neuropathic pain, impaired sweating, gastrointestinal symptoms, renal failure, heart disease and increased risk of stroke.  Current treatment consists of Enzyme Replacement Therapy and chaperone therapy to temporarily clear Gb3 accumulation and alleviate symptoms.

About FLT190

FLT190 is an investigational liver-directed adeno-associated viral (AAV) gene therapy for the treatment of Fabry Disease. We believe the programme is the first clinical-stage AAV gene therapy international study in Fabry Disease. FLT190 is an in-vivo gene therapy administered by a one-time intravenous infusion.

The study, named MARVEL-1, is a multi-centre, international, dose-finding Phase 1/2 study in adult males with classic Fabry Disease. The study is focused on assessing the safety of FLT190 and its ability to transduce liver cells to produce continuous high levels of αGLA. In addition to safety, endpoints in the study include clearance of Gb3 and LysoGb3 from the plasma and urine, baseline renal and skin biopsies (repeated in long term follow up), renal and cardiac function, αGLA immune response, viral shedding and quality of life.

About Gaucher Disease

Gaucher Disease is a genetic disorder in which a fatty substance called glucosylceramide accumulates in macrophages in certain organs due to the lack of functional GCase. The disorder is hereditary and presents in various subtypes. Freeline is currently focused on Type 1 Gaucher Disease, the most common type, which impacts the health of the spleen, liver, blood system and bones. The current standard of care is intravenous infusion of ERT every two weeks, which is a significant treatment burden on the patient. The aim of Freeline’s investigational gene therapy programme is to deliver a one-time treatment of a long-lasting gene therapy that will provide a consistent and therapeutically relevant level of constant endogenous GCase, thus eliminating the need for ERT.

About FLT201

FLT201 is an investigational liver-directed adeno-associated viral (AAV) gene therapy in preclinical development for the treatment of Type 1 Gaucher Disease. By using Freeline’s high-transducing AAVS3 capsid, our goal is to deliver GBA endogenously at normal levels with a one-time treatment. FLT201 contains a liver-specific promoter and a GBA sequence which expresses our novel, proprietary GBA variant with a greater than 20-fold longer half-life than wild-type GBA protein in purified systems. To our knowledge, we are the only company to date that has announced a programme for the development of an AAV gene therapy for the treatment of Type 1 Gaucher Disease and plan to file an IND for this programme in 2021.

- Ends -

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the Company’s strategies, financing plans, and clinical trial plans. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work; the Company’s ability to design and implement successful clinical trials for its product candidates; the potential for a pandemic, epidemic or outbreak of an infectious diseases in the U.S., U.K. or EU, including the COVID-19 pandemic, to disrupt the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development or commercialisation of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalise on programmes or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Further information

JW Communications

Julia Wilson

+44 (0) 7818 430877

juliawilsonuk@gmail.com

The following tables summarize our results of operations for the six months ended June 30, 2020 and 2019, as well as certain other financial information (U.S. dollar amounts in thousands):

	Six Months Ended June 30,
Selected Key Financial Measures	2020	2019	Change
Operating expenses:
Research and development	$29,445	$23,616	$5,829
General and administrative	11,284	6,016	5,268
General and administrative - fees due to related parties	379	119	260
Total operating expenses	41,108	29,751	11,357
Loss from operations	(41,108)	(29,751)	(11,357)
Other income, net:
Other income, net	862	22	840
Interest income, net	88	—	88
Benefit from R&D tax credit	6,894	5,084	1,810
Total other income, net	7,844	5,106	2,738
Loss before income taxes	(33,264)	(24,645)	(8,619)
Income tax expense	—	(9)	9
Net loss	$(33,264)	$(24,654)	$(8,610)

September 30,
2020
(in thousands, except share amounts)
Ordinary shares	35,872,749
Cash and cash equivalents	$252,639